UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Griffon Corporation

(Name of Issuer)

Common Stock, par value $0.25 per share

(Title of Class of Securities)

398433102

(CUSIP Number)

Mr. James A. Mitarotonda

c/o Barington Companies Equity Partners, L.P.

888 Seventh Avenue, 17th Floor

New York, NY 10019

(212) 974-5700

 (Name, Address and Telephone Number of

Person Authorized to Receive Notices

and Communications)

September 29, 2008

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:  [   ].

 (Continued on following pages)

(Page 1 of 23 Pages)

SCHEDULE 13D
CUSIP No. 398433102	Page 2 of 23 Pages

1)	NAME OF REPORTING PERSON

Barington Companies Equity Partners, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	807,602
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	807,602
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
807,602

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.38%

14)	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 398433102	Page 3 of 23 Pages

1)	NAME OF REPORTING PERSON

Barington Companies Investors, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	807,602
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	807,602
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
807,602

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.38%

14)	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D
CUSIP No. 398433102	Page 4 of 23 Pages

1)	NAME OF REPORTING PERSON

Barington Investments, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	536,449
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	536,449
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
536,449

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.92%

14)	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 398433102	Page 5 of 23 Pages

1)	NAME OF REPORTING PERSON

Barington Companies Advisors, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	536,449
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	536,449
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
536,449

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.92%

14)	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D
CUSIP No. 398433102	Page 6 of 23 Pages

1)	NAME OF REPORTING PERSON

Benchmark Opportunitas Fund plc

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Ireland

7) SOLE VOTING POWER
NUMBER OF	None
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	None
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
None

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
None

14)	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D
CUSIP No. 398433102	Page 7 of 23 Pages

1)	NAME OF REPORTING PERSON

Barington Offshore Advisors, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	None
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	None
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
None

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
None

14)	TYPE OF REPORTING PERSON
IA, OO

SCHEDULE 13D
CUSIP No. 398433102	Page 8 of 23 Pages

1)	NAME OF REPORTING PERSON

Barington Companies Offshore Fund, Ltd.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

7) SOLE VOTING POWER
NUMBER OF	1,225,941
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	1,225,941
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,225,941

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.09%

14)	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D
CUSIP No. 398433102	Page 9 of 23 Pages

1)	NAME OF REPORTING PERSON

Barington Offshore Advisors II, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	1,225,941
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	1,225,941
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,225,941

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.09%

14)	TYPE OF REPORTING PERSON
IA, OO

SCHEDULE 13D
CUSIP No. 398433102	Page 10 of 23 Pages

1)	NAME OF REPORTING PERSON

Barington Capital Group, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

7) SOLE VOTING POWER
NUMBER OF	2,569,992
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	2,569,992
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,569,992

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.39%

14)	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 398433102	Page 11 of 23 Pages

1)	NAME OF REPORTING PERSON

LNA Capital Corp.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	2,569,992
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	2,569,992
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,569,992

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.39%

14)	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D
CUSIP No. 398433102	Page 12 of 23 Pages

1)	NAME OF REPORTING PERSON

James A. Mitarotonda

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

7) SOLE VOTING POWER
NUMBER OF	2,571,520
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	2,571,520
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,571,520

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.39%

14)	TYPE OF REPORTING PERSON
IN

Page 13 of 23 Pages

This Amendment No. 2 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 26, 2007, as amended by that certain Amendment No. 1 filed with the SEC on March 16, 2007 (collectively, the “Statement”), by and on behalf of Barington Companies Equity Partners, L.P. and others with respect to the common stock, par value $0.25 per share (the "Common Stock"), of Griffon Corporation, a Delaware corporation (the "Company").  The principal executive offices of the Company are located at 100 Jericho Quadrangle, Jericho, NY 11753.

Item 2.          Identity and Background.

Item 2 of the Statement is hereby amended and restated as follows:

(a) - (c) This Statement is being filed by Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Investments, L.P., Barington Companies Advisors, LLC, Benchmark Opportunitas Fund plc, Barington Offshore Advisors, Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors II, LLC, Barington Capital Group, L.P., LNA Capital Corp. and James A. Mitarotonda, (each, a “Reporting Entity” and, collectively, the “Reporting Entities”).  Benchmark Opportunitas Fund plc and Barington Offshore Advisors, LLC are no longer beneficial owners of Common Stock of the Company and such entities will no longer be included as members of any group with the other Reporting Entities in future amendments to this Schedule 13D.

As of October 2, 2008, the Reporting Entities are the beneficial owners of, in the aggregate, 2,571,520 shares of Common Stock, representing approximately 4.39% of the estimated 58,579,756 shares outstanding based on the 30,186,433 shares outstanding as of July 31, 2008 as set forth in the Company’s Form 10-Q filed with the SEC on August 11, 2008 and the 28,393,323 shares issued in connection with the rights offering described in Item 3 below as disclosed in Exhibit 99.1 to the Company’s Form 8-K filed with the SEC on October 1, 2008 (the “Issued and Outstanding Shares”).

Barington Companies Equity Partners, L.P. is a Delaware limited partnership.  The principal business of Barington Companies Equity Partners, L.P. is acquiring, holding and disposing of investments in various companies.  The address of the principal business and principal office of Barington Companies Equity Partners, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

Barington Investments, L.P. is a Delaware limited partnership.  The principal business of Barington Investments, L.P. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Investments, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

Benchmark Opportunitas Fund plc is a public limited company incorporated under the law of Ireland as an investment company.  The principal business of Benchmark Opportunitas Fund plc is acquiring, holding and disposing of investments in various companies.  The address of the principal business and principal office of Benchmark Opportunitas Fund, plc is Styne House, 2nd Floor, Upper Hatch Street, Dublin 2, Ireland.  The directors of Benchmark Opportunitas Fund plc and their principal occupations and business addresses are set forth on Schedule I and incorporated by reference in this Item 2.  Benchmark Opportunitas Fund plc liquidated all positions as of January 31, 2008.

Page 14 of 23 Pages

Barington Companies Offshore Fund, Ltd. is an international business company organized under the laws of the British Virgin Islands.  The principal business of Barington Companies Offshore Fund, Ltd. is acquiring, holding and disposing of investments in various companies.  The address of the principal business and principal office of Barington Companies Offshore Fund, Ltd. is c/o Bison Financial Services Limited, Bison Court, Road Town, Tortola, British Virgin Islands.  The executive officers and directors of Barington Companies Offshore Fund, Ltd. and their principal occupations and business addresses are set forth on Schedule II and incorporated by reference in this Item 2.

The general partner of Barington Companies Equity Partners, L.P. is Barington Companies Investors, LLC.  Barington Companies Investors, LLC is a Delaware limited liability company.  The principal business of Barington Companies Investors, LLC is serving as the general partner of Barington Companies Equity Partners, L.P.  The address of the principal business and principal office of Barington Companies Investors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019.  James A. Mitarotonda is the Managing Member of Barington Companies Investors, LLC.

The general partner of Barington Investments, L.P. is Barington Companies Advisors, LLC. Barington Companies Advisors, LLC is a Delaware limited liability company. The principal business of Barington Companies Advisors, LLC is serving as the general partner of Barington Investments, L.P. The address of the principal business and principal office of Barington Companies Advisors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James A. Mitarotonda is the Managing Member of Barington Companies Advisors, LLC.

The investment advisor of Benchmark Opportunitas Fund plc is Barington Offshore Advisors, LLC.  Barington Offshore Advisors, LLC is a Delaware limited liability company.  The principal business of Barington Offshore Advisors, LLC is serving as the investment advisor of Benchmark Opportunitas Fund plc.  The address of the principal business and principal office of Barington Offshore Advisors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019.  James A. Mitarotonda is the Managing Member of Barington Offshore Advisors, LLC.

The investment advisor of Barington Companies Offshore Fund, Ltd. is Barington Offshore Advisors II, LLC.  Barington Offshore Advisors II, LLC is a Delaware limited liability company.  The principal business of Barington Offshore Advisors II, LLC is serving as the investment advisor of Barington Companies Offshore Fund, Ltd.  The address of the principal business and principal office of Barington Offshore Advisors II, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019.  James A. Mitarotonda is the Managing Member of Barington Offshore Advisors II, LLC.

Barington Companies Investors, LLC, Barington Companies Advisors, LLC, Barington Offshore Advisors, LLC and Barington Offshore Advisors II, LLC are each majority-owned subsidiaries of Barington Capital Group, L.P.  Barington Capital Group, L.P. is a New York limited partnership.  The principal business of Barington Capital Group, L.P. is acquiring, holding and disposing of investments in various companies.  The address of the principal business and principal office of Barington Capital Group, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

Page 15 of 23 Pages

The general partner of Barington Capital Group, L.P. is LNA Capital Corp.  LNA Capital Corp. is a Delaware corporation.  The principal business of LNA Capital Corp. is serving as the general partner of Barington Capital Group, L.P.  The address of the principal business and principal office of LNA Capital Corp. is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019.  James A. Mitarotonda is the sole stockholder and director of LNA Capital Corp.  The executive officers of LNA Capital Corp. and their principal occupations and business addresses are set forth on Schedule III and incorporated by reference in this Item 2.  The principal occupation of Mr. Mitarotonda is serving as the Chairman and Chief Executive Officer of Barington Capital Group, L.P.  The business address of Mr. Mitarotonda is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019.

The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only.

(d) - (e) During the last five years, none of the Reporting Entities or any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each natural person identified in Item 2 is a citizen of the United States, other than Graham Cook, a director of Barington Companies Offshore Fund, Ltd., who is a citizen of the United Kingdom, Jonathan Clipper, a director of Barington Companies Offshore Fund, Ltd., who is a citizen of Bermuda and the United Kingdom, Sasha Castle, the Assistant Secretary of Barington Companies Offshore Fund, Ltd. Jim Cleary, a director of Benchmark Opportunitas Fund plc, who is a citizen of Ireland, Andreas Jeschko, a director of Benchmark Opportunitas Fund plc, who is a citizen of Austria, Karen Kisling, a director of Benchmark Opportunitas Fund plc, who is a citizen of Austria, and Carl O’Sullivan, a director of Benchmark Opportunitas Fund plc, who is a citizen of Ireland.

Item 3.          Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby amended and supplemented as follows:

Since the filing of the Statement, the Reporting Entities purchased an aggregate of 364,811 shares of Common Stock in open market transactions through a broker.  The amount expended for such purchases (excluding commissions and other execution-related costs) was approximately $1,815,518.54 by Barington Companies Equity Partners, L.P., $847,372.14 by Barington Investments, L.P., $301,472.66 by Benchmark Opportunitas plc and $3,078,805.86 by Barington Companies Offshore Fund, Ltd.  In addition, on September 5, 2008, the Company issued to its shareholders one transferrable right for each share of common stock owned pursuant to a rights offering (the “Rights Offering”).  Each right entitles the holder to purchase 0.6344 shares of Common Stock at a subscription price of $8.50 per share.  In connection with the Rights Offering, Barington Companies Equity Partners, L.P. purchased 313,474 shares of Common Stock pursuant to the exercise of 494,128 rights issued through the Rights Offering at a cost of $2,664,529.00, Barington Companies Offshore Fund, Ltd. purchased 371,142 shares of Common Stock pursuant to the exercise of 585,030 rights issued through the Rights Offering at a cost of $3,154,707.00, Barington Investments, L.P. purchased 208,225 shares of Common Stock pursuant to the exercise of 328,224 rights issued through the Rights Offering at a cost of $1,769,912.50 and James A. Mitarotonda purchased 593 shares of Common Stock pursuant to

Page 16 of 23 Pages

the exercise of 935 rights issued through the Rights Offering at a cost of $5,040.50.  The foregoing shares of Common Stock purchased pursuant to the Rights Offering were issued by the Company on September 29, 2008.  All purchases were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.  The amount of funds expended for such purchases exclude commissions and other execution-related costs.

Item 5.          Interest in Securities of the Issuer.

Items 5(a) - (e) of the Statement are hereby amended and restated as follows:

 (a) As of October 2, 2008, Barington Companies Equity Partners, L.P. beneficially owns an aggregate of 807,602 shares of Common Stock, representing approximately 1.38% of the Issued and Outstanding Shares.

As of October 2, 2008, Barington Investments, L.P. beneficially owns 536,449 shares of Common Stock, representing approximately 0.92% of the Issued and Outstanding Shares.  As of October 2, 2008, Barington Companies Offshore Fund, Ltd. beneficially owns 1,225,941 shares of Common Stock, representing approximately 2.09% of the Issued and Outstanding Shares.  As the general partner of Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC may be deemed to beneficially own the 807,602 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., representing approximately 1.38% of the Issued and Outstanding Shares.  As the general partner of Barington Investments, L.P., Barington Companies Advisors, LLC may be deemed to beneficially own the 536,449 shares of Common Stock beneficially owned by Barington Investments, L.P., representing approximately 0.92% of the Issued and Outstanding Shares.  As the investment advisor to Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors II, LLC may be deemed to beneficially own the 1,225,941 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., representing approximately 2.09% of the Issued and Outstanding Shares.  As the majority member of Barington Companies Investors, LLC, Barington Companies Advisors, LLC and Barington Offshore Advisors II, LLC, Barington Capital Group, L.P. may be deemed to beneficially own the 807,602 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 536,449 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 1,225,941 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., constituting an aggregate of 2,569,992 shares, representing approximately 4.39% of the Issued and Outstanding Shares.  As the general partner of Barington Capital Group, L.P., LNA Capital Corp. may be deemed to beneficially own the 807,602 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 536,449 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 1,225,941 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., constituting an aggregate of 2,569,992 shares of Common Stock, representing approximately 4.39% of the Issued and Outstanding Shares.  As the sole stockholder and director of LNA Capital Corp., James A. Mitarotonda may be deemed to beneficially own the 807,602 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 536,449 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 1,225,941 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd.  Mr. Mitarotonda, who is a director of the Company, also beneficially owns 593 shares of Common Stock and 935 shares of Common Stock granted to him under the Company’s Outside Director Stock Award Plan.  As a result, Mr. Mitarotonda may be deemed to beneficially own an

Page 17 of 23 Pages

aggregate of 2,571,520 shares of Common Stock, representing approximately 4.39% of the Issued and Outstanding Shares.  Mr. Mitarotonda has sole voting and dispositive power with respect to the 807,602 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 536,449 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 1,225,941 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd.  Mr. Mitarotonda disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.  Mr. Mitarotonda also has sole voting and dispositive power with respect to the 1,528 shares of Common Stock beneficially owned by him.

The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only.

(b)   Each of the Reporting Entities may be deemed to have sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by such person by virtue of their respective positions as described in paragraph (a).

(c)   Information concerning all transactions in shares of Common Stock effected by the Reporting Persons during the past 60 days and in connection with the Rights Offering are described in Schedule IV attached hereto and incorporated herein by reference.

(d)   Not applicable.

(e)   As a result of the Common Stock issued by the Company in connection with the Rights Offering, the Reporting Entities cease to be subject to beneficial ownership filing requirements under Section 13 of the Securities Exchange Act of 1934, as amended, as their beneficial ownership of Common Stock is now below 5% of the shares of Common Stock presently outstanding.

Page 18 of 23 Pages

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: October 3, 2008

BARINGTON COMPANIES EQUITY PARTNERS, L.P.

By: Barington Companies Investors, LLC, its general partner

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   Managing Member

BARINGTON COMPANIES INVESTORS, LLC

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   Managing Member

BARINGTON INVESTMENTS, L.P.

By: Barington Companies Advisors, LLC, its general partner

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   Managing Member

BARINGTON COMPANIES ADVISORS,

LLC

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   Managing Member

BENCHMARK OPPORTUNITAS FUND PLC

By: Barington Offshore Advisors, LLC

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   Managing Member

Page 19 of 23 Pages

BARINGTON OFFSHORE ADVISORS, LLC

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   Managing Member

BARINGTON COMPANIES OFFSHORE FUND, LTD.

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   President

BARINGTON OFFSHORE ADVISORS II, LLC

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   Managing Member

BARINGTON CAPITAL GROUP, L.P.

By:  LNA Capital Corp., its general partner

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   President and CEO

LNA CAPITAL CORP.

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   President and CEO

/s/ James A. Mitarotonda

James A. Mitarotonda

Page 20 of 23 Pages

SCHEDULE I

Directors of Benchmark Opportunitas Fund plc

Name and Position	Principal Occupation	Principal Business Address

Sebastian E. Cassetta Director	Senior Managing Director and Chief Operating Officer of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, NY 10019

Jim Cleary Director	Principal of Cleary Consulting	Oriel, 25 Revington Park, North Circular Road, Limerick, Ireland

Andreas Jeschko Director	Chief Executive Officer of Benchmark Advisory Limited and Benchmark Capital Management GmbH	23 Regent House, Bisazza Street, SLM15, Sliema, Malta

Karin Kisling Director	Chief Investment Officer of Benchmark Advisory Limited	23 Regent House, Bisazza Street, SLM15, Sliema, Malta

Carl O’Sullivan Director	Partner, Arthur Cox	Earlsfort Centre Earlsfort Terrace Dublin 2 Ireland

Page 21 of 23 Pages

SCHEDULE II

Directors and Officers of Barington Companies Offshore Fund, Ltd.

Name and Position	Principal Occupation	Principal Business Address

James A. Mitarotonda	Chairman and Chief Executive	888 Seventh Avenue
Director and President	Officer of Barington Capital	17th Floor
	Group, L.P.	New York, NY 10019

Sebastian E. Cassetta	Senior Managing Director and	888 Seventh Avenue
Director and Treasurer	Chief Operating Officer of	17th Floor
	Barington Capital Group, L.P.	New York, NY 10019

Jonathan Clipper	Managing Director of	7 Reid Street, Suite 108
Director	Bedford Management Ltd.	Hamilton HM11, Bermuda

Graham Cook	Director/Manager, Corporate	Bison Court
Director	Services of Bison Financial	P.O. Box 3460
	Services, Ltd.	Road Town, Tortola
British Virgin Islands

Citigroup Fund Services, Ltd.	Fund Administration	Washington Mall 1, 3rd Flr.
Secretary		22 Church Street
Hamilton HM11, Bermuda

Sasha Castle	Asst. Vice President,	Washington Mall I, 3rd Flr.
Assistant Secretary	Corporate Dept. of Citigroup	Reid Street
	Fund Services (Bermuda) Ltd	Hamilton HM 11, Bermuda

Page 22 of 23 Pages

SCHEDULE III

Officers of LNA Capital Corp.

Name and Position	Principal Occupation	Principal Business Address

James A. Mitarotonda President and CEO	Chairman and Chief Executive Officer of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, NY 10019

Sebastian E. Cassetta Secretary and Treasurer	Senior Managing Director and Chief Operating Officer of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, NY 10019

Page 23 of 23 Pages

SCHEDULE IV

This schedule sets forth information with respect to each purchase of Common Stock which was effectuated by a Reporting Entity during the past 60 days and in connection with the Rights Offering.  The following shares of Common Stock were issued by the Company on September 29, 2008.

Shares purchased by Barington Companies Equity Partners, L.P.

Number of Shares	Price Per Share	Cost(*)
313,474	$8.50	$2,664,529.00

Shares purchased by Barington Investments, L.P.

Number of Shares	Price Per Share	Cost(*)
371,142	$8.50	$3,154,707.00

Shares purchased by Barington Companies Offshore Fund, Ltd.

Number of Shares	Price Per Share	Cost(*)
208,225	$8.50	$1,769,912.50

Shares purchased by James A. Mitarotonda

Number of Shares	Price Per Share	Cost(*)
593	$8.50	$5,040.50

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(*)    Excludes commissions and other execution-related costs.